To SIRE Members:

RE:  SIRE Convertible Subordinated Term Notes (the “Notes”)

This letter is being sent to SIRE members in Iowa and to certain SIRE members outside of Iowa where offers and sales are permitted under state securities laws.

As you know, we have outstanding subordinated convertible term debt with our largest investors, Bunge N.A. Holdings, Inc. and ICM, Inc., in the approximate amount of $42,500,000 at December 31, 2011.  This subordinated debt, which was taken out to complete construction of our plant, is convertible to SIRE membership units at $3,000 per unit.  Proceeds of this Notes offering will reduce the existing convertible debt and will not increase SIRE’s overall debt.  By purchasing Notes, Members could limit the dilution they will experience when the existing lenders convert the remaining convertible debt to SIRE equity.  Purchasers of Notes will earn a floating  interest rate, of LIBOR plus 7.5%, which at December 31 results in a rate of 8.28%.  The interest rate is expected to be paid through the issuance of additional Note principal “in kind”.  Investors must purchase at least $15,000 in principal amount of the Notes, with additional amounts in $3,000 increments after that.  The Notes are convertible into SIRE equity at $3,000 per unit at the option of the purchasers.  When due in 2014, if not paid in cash by SIRE, the Notes, including all accrued interest, will be converted into equity at $3,000 per unit.

Enclosed with this letter is a summary of the offering.  If you are interesting in the offering, please let us know by contacting Kristi Harrington as noted below and we will provide you with a prospectus and a subscription agreement.  The prospectus contains information on SIRE, its financial position as of the last quarter, the terms of the Notes and investment considerations, including risks inherent in the investment.  You should carefully review this information in full.

We are also inviting you to meet with SIRE’s management for a presentation on the Notes offering.  We currently have two meetings scheduled.  The first is at SIRE on Tuesday, March 6, at 5pm.  The second will immediately follow the SIRE annual meeting on Friday, March 16.  We invite you to attend one or both of these meetings.

Please let us know if you will be attending the meeting at SIRE on March 6 by calling Kristi Harrington at the office at (712) 366-0392 or by sending an email to kristi.harrington@sireethanol.com.  Our address is 10868 189th Street, Council Bluffs IA 51503.  You will find directions on our web site, if needed:  www.sireethanol.com.  You do not need to respond if you will be attending the session following the annual meeting.

We invite you to consider the Notes offering and we look forward to discussing the offering with you.

Best regards,

/s/ Karol King
Karol King Chairman of the Board

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling or emailing Kristi Harrington, at (712) 366-0392, kristi.harrington@sireethanol.com.